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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                                 SCHEDULE 14D-9
                          ---------------------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                          ---------------------------

                 AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION
                           (Name of Subject Company)

                 AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION
                       (Names of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  03070M 10 0
                     (Cusip Number of Class of Securities)

                          ---------------------------

                                CHARLES R. FOLEY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                 AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION
                     168 LOUIS CAMPAU PROMENADE, SUITE 400
                          GRAND RAPIDS, MICHIGAN 49503
                                 (616) 336-9400
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                          ---------------------------

                                With a Copy to:

                            WILLIAM R. KUNKEL, ESQ.
                SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
                             333 WEST WACKER DRIVE
                            CHICAGO, ILLINOIS 60606
                                 (312) 407-0700

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Ameriwood Industries International Corporation, a Michigan corporation (the "Company"). The address of the principal executive offices of the Company is 168 Louis Campau Promenade, Suite 400, Grand Rapids, Michigan 49503. The title of the class of equity securities to which this Statement relates is the common stock, par value $1.00 per share (the "Common Stock"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer by Horizon Acquisition, Inc. ("Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Dorel Industries Inc., a Quebec, Canada corporation ("Parent"), as disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated April 3, 1998, to purchase all outstanding shares of Common Stock, including the associated common share purchase rights (the "Rights" and, together with such shares of Common Stock, the "Shares"), issued pursuant to the Rights Agreement, dated as of April 4, 1996, as amended as of March 27, 1998 (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as Rights Agent, at a price of $9.625 per Share (such amount or any greater amount per Share paid pursuant to the Offer, being hereinafter referred to as the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 3, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 27, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and satisfaction or waiver of all conditions to the Merger, Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement has been filed as
Exhibit 1 to this Statement and is incorporated herein by reference.

     Based on the information in the Schedule 14D-1, the address of the principal executive offices of Purchaser and Parent is 4750 Boulevard des Grandes Prairies, St. Leonard, Quebec, Canada H1R 1A3.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Each material contract, agreement, arrangement and understanding between the Company or its affiliates and its executive officers, directors or affiliates is described in the attached Schedule I or set forth below.

     Stock Options and Stock Appreciation Rights. Pursuant to the terms of the 1983 Non-Qualified Incentive Stock Option Plan, the 1984 Incentive Stock Option Plan, the Ameriwood Industries 1993 Stock Incentive Plan, the 1992 Ameriwood Industries Non-Employee Director's Stock Option Plan and the 1995 Non-Employee Director Stock Option Plan (collectively, the "Company Option Plans"), all outstanding stock options under the Company Option Plans ("Company Options"), whether or not such Company Options would otherwise then be exercisable, will become immediately exercisable upon the acquisition of the Company by another corporation, the merger into or consolidation with another corporation, which would occur upon completion of the Merger. Pursuant to the Merger Agreement, each Company Option held by an employee, officer or director of the Company and other eligible holders that is outstanding immediately prior to the Merger, whether or not then vested or exercisable, shall, simultaneously with the Merger, be cancelled in exchange for a single lump sum cash payment equal to the product of (1) the number of shares of Common Stock subject to such Company Option and (2) the excess, if any, of the Offer Price over the exercise price per share of such Company Option, subject to any required withholding of taxes. Each stock appreciation right held by an employee, officer or director of the Company (an "SAR") that is outstanding immediately prior to the Merger, whether or not then vested or exercisable, shall, simultaneously with the Merger, be cancelled in

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exchange for a single lump sum cash payment equal to the product of (1) the number of SAR's held by such employee, officer or director and (2) the excess, if any, of the Offer Price over $4.00, the fair market value on the date the SAR's were granted.

     Management Retention Agreements. In July of 1997, the Company entered into Management Retention Agreements with each of Charles Foley, Marlan Smith, Ronald Myers, William Maddox, Scott Kearney, Leon Dodd and Richard Compton, which provide for certain payments to be made to the executive if a "change in control," as defined in the Management Retention Agreements, of the Company has occurred and for certain additional payments to be made to such executive if his employment with the Company is terminated by the Company without Cause or by the executive for Good Reason (as such terms are defined in the Management Retention Agreements) within two years of a change in control of the Company. A change in control of the Company would occur upon completion of the Offer. See Schedule I hereto.

     Contingent Supplemental Executive Retirement Plan. In July of 1997, the Company adopted a Contingent Supplemental Executive Retirement Plan (the "SERP") for each of Charles Foley, Marlan Smith and William Maddox. Rights under the SERP arise upon a "change in control," as defined in the SERP. Upon a change in control, the Company must deposit in a trust an amount equal to the actuarial equivalent present value of the amount of benefits accrued under the SERP at the time of the change in control. A change in control of the Company would occur upon completion of the Offer. See Schedule I hereto.

ACTUAL AND POTENTIAL CONFLICTS OF INTEREST

     Indemnification of Officers and Directors. The Company's Restated Articles of Incorporation provide that directors and executive officers of the Company shall be indemnified as of right to the fullest extent now or hereafter permitted by law in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding (whether brought by or in the name of the Company, a subsidiary or otherwise) arising out of their service to the Company or a subsidiary, or to another organization at the request of the Company or a subsidiary. In addition, the Company may purchase and maintain insurance to protect itself and any such director, officer or other person against any liability asserted against him and incurred by him in respect of such service whether or not the Company would have the power to indemnify him against such liability by law or under the provisions of this paragraph.

     The Merger Agreement provides that subsequent to the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, an officer, director, employee and agent (the "Indemnified Party") of the Company and its subsidiaries against all losses, claims, damages, liabilities, costs and expenses (including attorney's fees and expenses), judgments, fines, losses, and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each a "Claim") to the extent that any such Claim is based on, or arises out of, (i) the fact that such person is or was a director, officer, employee or agent of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the Merger Agreement, or any of the transactions contemplated hereby, in each case to the extent that any such Claim pertains to any matter or fact arising, existing, or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under Michigan law or the Company's Restated Articles of Incorporation, By-laws or indemnification agreements in effect at the date thereof, including provisions relating to advancement of expenses incurred in the defense of any action or suit; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld). Without limiting the foregoing, in the event any Indemnified Party becomes involved in any capacity in any Claim, then from and after the Effective Time, the Surviving Corporation shall periodically advance to such Indemnified Party its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the provision by such Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto. The Indemnified Parties as a group may retain only one law firm with respect to each related
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matter except to the extent there is or is reasonably likely to be, in the opinion of counsel to the Indemnified Party, under applicable standards of professional conduct, a conflict on any significant issue between positions of any two or more Indemnified Parties. Pursuant to the Merger Agreement, the Company has agreed that all rights to indemnification and all limitations or liability existing in favor of the Indemnified Party as provided in the Company's Restated Articles of Incorporation and By-laws as in effect as of March 27, 1998 shall continue in full force and effect, without any amendment thereto; provided that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Michigan law, the Company's Restated Articles of Incorporation or By-laws or such agreements, as the case may be, shall be made by independent legal counsel selected by the Indemnified Party and reasonably acceptable to Company; and provided further, that nothing in this paragraph shall impair any rights or obligations of any present or former directors or officers of the Company. The Merger Agreement provides that in the event the Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary to effectuate the purposes of this paragraph, proper provision shall be made so that the successors and assigns of the Company assume the obligations set forth in this paragraph and none of the actions described in clauses (i) or (ii) shall be taken until such provision is made.

     The Merger Agreement also provides that the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance policy ("D&O Insurance") for a period of not less than six years after the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 150% of the last annual premium paid by the Company for such insurance and if the annual premiums exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverages available for a cost not exceeding such amount; provided further the Surviving Corporation may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers with respect to acts or omissions occurring prior to the Effective Time or individual coverage and provided that such substitution shall not result in any gaps or lapses in coverage with respect to acts or omissions occurring prior to the Effective Time; provided further, if the existing D&O Insurance expires, is terminated or cancelled during such period, the Surviving Corporation will use its best efforts to obtain substantially similar D&O Insurance.

THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement which is attached hereto as Exhibit 1 and incorporated herein by reference. Capitalized terms used but not defined in this summary of the Merger Agreement have the meanings given to such terms in the Merger Agreement.

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer as soon as legally permitted after the expiration date of the Offer. The Merger Agreement provides that, without the prior written consent of the Company, neither the Purchaser nor Parent may decrease the price per Share, decrease the number of Shares sought to be purchased in the Offer, or amend any other condition of the Offer in any manner adverse to the holders of the Shares. The Purchaser shall, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment and pay for the Shares validly tendered as soon as practicable after it is legally permitted to do so under applicable law; provided, however, that if, immediately prior to the initial expiration date of the Offer (as it may be extended), the Shares tendered and not withdrawn pursuant to the Offer, when added to Shares already owned by the Purchaser and Parent, equals less than 90% of the outstanding Shares, the Purchaser may extend the Offer one time for a period not to exceed twenty business days, notwithstanding that all conditions to the Offer are satisfied as of such expiration date of the Offer.

     Board of Directors. Promptly upon the purchase of Shares by the Purchaser and from time to time thereafter, the Purchaser shall be entitled to designate up to such number of directors, rounded up to the next
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whole number, on the Board as is equal to the number of directors which is the product of (i) the total number of directors on the Board (giving effect to the directors designated by the Purchaser pursuant to this sentence) multiplied by
(ii) the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser following such purchase bears to the total number of Shares then outstanding. In furtherance thereof, the Company shall, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company including increasing the size of its Board or securing the resignations of such number of its incumbent directors, or both. At such time, the Company shall use its best efforts to cause persons designated by the Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of each committee of the Board, each board of directors of each of the Company's subsidiaries and each committee of such board, in each case to the extent permitted by law. Notwithstanding the foregoing, the Company shall have at least one independent director until the Effective Time. In the Merger Agreement, the Company has agreed to promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under the Merger Agreement, including mailing to shareholders the information required by such Section 14(f) and Rule 14f-1 as is necessary to enable the Purchaser's designees to be elected to the Board. The Purchaser or Parent will supply the Company and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof and in accordance with the MBCA and the DGCL, at the Effective Time, the Purchaser will be merged with and into the Company. Following the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation"). The Merger shall be effected by the filing at the time of Closing of properly executed Articles of Merger or Certificate of Merger, as appropriate, or other appropriate documents with the Corporation, Securities and Land Development Bureau of the Michigan Department of Corporations and Industries Services and the Secretary of State of the State of Delaware.

     The Merger Agreement provides that, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Purchaser, the Company or the holders thereof the Shares will be converted into the right to receive the Offer Price in cash, without interest thereon, as soon as is reasonably practicable upon surrender of the certificate(s) formerly representing such Shares (other than any Shares owned by the Purchaser or by any affiliate of the Purchaser or Shares in the treasury of the Company, or in the treasury of any wholly-owned subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and retired and shall cease to exist with no payment being made with respect thereto). At the Effective Time, each share of common stock, par value $.01 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share, of the Surviving Corporation.

     The Merger Agreement provides that the Articles of Incorporation of the Purchaser, as in effect immediately prior to the Effective Time, will be the Articles of Incorporation of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and applicable law. The By-Laws of the Purchaser in effect at the Effective Time will be the By-Laws of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and applicable law.

     Vote Required to Approve the Merger. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of Shares by Parent or its affiliates pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement. The Merger Agreement provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the Commission a definitive proxy statement (the "Proxy Statement") relating to the Merger and the Merger Agreement and cause such Proxy Statement to be mailed to its shareholders, provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with Parent and its counsel. If the
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Purchaser acquires at least a majority of the outstanding Shares, the Purchaser will have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger.

     The Merger Agreement provides that in the event that the Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer, the Tender Agreements (as defined below) or otherwise, the Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of shareholders of the Company, in accordance with the MBCA and the DGCL.

     Conditions to the Merger. The respective obligations of Parent, the Purchaser and the Company to consummate the Merger and the transactions contemplated thereby are subject to the satisfaction, at or before the Effective Time, of certain conditions, including: (i) if required, the shareholders of the Company shall have duly approved the transactions contemplated by the Merger Agreement; (ii) any waiting period applicable to the Merger under the HSR Act shall have expired or been terminated; (iii) the consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any governmental entity and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any governmental entity which prevents the consummation of the Merger; (iv) all authorizations, approvals or consents required to permit the Merger shall have been obtained; and (v) the Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer (however, this condition is not applicable to the obligations of Parent or the Purchaser if the Purchaser fails to purchase Shares tendered pursuant to the Offer in violation of the terms of the Merger Agreement or the Offer).

     Representations and Warranties. The Merger Agreement contains various representations of the parties thereto, including representations by the Company as to, among other things, (i) organization; (ii) capitalization; (iii) authorization and validity of the Merger Agreement and necessary action; (iv) consents and approvals; (v) SEC reports and financial statements; (vi) undisclosed liabilities; (vii) absence of certain changes; (viii) disclosure documents; (ix) employee benefit plans and ERISA; (x) litigation; (xi) compliance with existing laws; (xii) taxes; (xiii) real property; (xiv) intellectual property; (xv) contracts; (xvi) environmental laws and regulations;
(xvii) labor matters; (xviii) brokers or finders; (xix) opinion of financial advisors; (xx) Board recommendation; (xxi) insurance; and (xxii) permits.

     Covenants. Pursuant to the Merger Agreement, the Company has covenanted and agreed that unless Parent shall otherwise agree in writing, the Company shall, and shall cause each of its subsidiaries to, conduct its operations in the ordinary and usual course of business consistent with past practice and use all reasonable efforts to preserve intact their respective business organizations' goodwill, keep available the services of their respective present officers and key employees, and preserve the goodwill and business relationships with suppliers, distributors, customers and others having business relationships with them. Without limiting the generality of the foregoing, and except as otherwise permitted by the Merger Agreement or as required by applicable law, rule or regulation prior to the Effective Time, without the consent of Parent, which consent shall not be unreasonably withheld, the Company will not, and will cause each of its subsidiaries not to: (a) amend or propose to amend their respective charters or bylaws; or split, combine or reclassify their outstanding capital stock or declare, set aside or pay any dividend or distribution in respect of any capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock, except for cash dividends and cash distributions paid by subsidiaries to other subsidiaries or to the Company; (b) (i) issue or authorize or propose the issuance of, sell, pledge or dispose of, or agree to issue or authorize or propose the issuance of, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of, their capital stock of any class, any debt or equity securities convertible into or exchangeable for such capital stock or any other equity related right (including any phantom stock or stock appreciation rights ("SARs")), other than any such issuance pursuant to options, warrants, rights or convertible securities outstanding as of the date of the Merger Agreement; (ii) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets, in each case which are material, individually or in the aggregate, to the Company and its
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subsidiaries taken as a whole; (iii) sell (including by sale-leaseback), lease, pledge, dispose of or encumber any assets or interests therein, which are material, individually or in the aggregate, to the Company and its subsidiaries taken as a whole, other than in the ordinary course of business and consistent with past practice; (iv) incur or become contingently liable with respect to any material indebtedness for borrowed money or guarantee any such indebtedness or issue any debt securities or otherwise incur any material obligation or liability (absolute or contingent) other than short-term indebtedness in the ordinary course of business and consistent with past practice; (v) redeem, purchase, acquire or offer to purchase or acquire any (x) shares of its capital stock or (y) long-term debt other than as required by governing instruments relating thereto; (vi) other than in the ordinary course of business, neither the Company nor any Company subsidiary shall modify, amend or terminate any material contract or agreement to which the Company or any Company subsidiary is a party or waive, release or assign any material rights or claims; or (vii) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing; (c) enter into or amend any employment, severance, special pay arrangement with respect to termination of employment or other arrangements or agreements with any directors, officers or key employees except for (i) normal salary increases and merit bonuses, (ii) arrangements in connection with employee transfers or (iii) agreements with new employees, in each case, in the ordinary course of business and consistent with past practice; (d) adopt, enter into or amend any, or become obligated under any new bonus, profit sharing, compensation, stock option, pension, retirement, deferred compensation, healthcare, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any employee or retiree, except as required to comply with changes in applicable law occurring after the date hereof; (e) except as may be required as a result of a change in law or in generally accepted accounting principles after the date hereof, change any of the accounting principles or practices used by it; (f) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) of the Company incurred in the ordinary course of business consistent with past practice; (g) authorize, commit to or make any equipment purchases or capital expenditures other than in the ordinary course of business and consistent with past practice (provided, that such purchases and/or expenditures shall, in the aggregate, be no more than $250,000) or as set forth in the Merger Agreement; or (h) take or agree to take any of the foregoing actions or any action that would, or is reasonably likely to, result in any of its representations and warranties set forth in the Merger Agreement becoming untrue, or in any of the conditions to the Merger Agreement set forth in the Merger Agreement not being satisfied.

     No Solicitations. The Company has agreed that it will not, and will cause any officers, directors, employees and investment bankers, attorneys or other agents retained by the Company or any of its subsidiaries not to, (i) directly or indirectly solicit, initiate or knowingly encourage (including by way of furnishing non-public information), or take any other action knowingly to facilitate any inquiries or the making of any Acquisition Proposal (as hereinafter defined), or (ii) except as permitted below, engage in negotiations or discussions with, or furnish any information or data to any third party relating to, or that may be reasonably be expected to lead to, an Acquisition Proposal (other than the transactions contemplated hereby). Notwithstanding anything to the contrary contained in the Merger Agreement, the Company, and its officers, directors, investment bankers, attorneys or agents, may: (a) participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with or furnish information to any third party making an unsolicited Acquisition Proposal (a "Potential Acquiror") if: (1) the Board determines in good faith, after consultation with ABN AMRO or another financial advisor of nationally recognized standing, that such third party is reasonably likely to submit an Acquisition Proposal, which is a Superior Proposal (as hereinafter defined), and (2) the Board determines in good faith, based upon advice of outside legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information is reasonably likely to be inconsistent with the Board's fiduciary duties under applicable law, or
(b) following receipt of an Acquisition Proposal, disclose to its shareholders the Company's position contemplated by Rules 14d-9 and 14e-2 under the Exchange Act or otherwise make any other necessary disclosure to its shareholders related to an Acquisition Proposal.

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     The Company has agreed that, as of March 27, 1998, it shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties (other than the Purchaser and Parent conducted heretofore with respect to any of the foregoing). The Company has agreed not to release any third party from any confidentiality or standstill agreement to which the Company is a party. The Company also has agreed that any non-public information furnished to a Potential Acquiror will be pursuant to a confidentiality agreement substantially similar to the confidentiality provisions of the confidentiality agreement entered into between the Company and Parent. The Company further has agreed that in the event that the Company shall receive any Acquisition Proposal, it shall promptly inform Parent in writing as to the terms of such Acquisition Proposal, and if the Acquisition Proposal is in writing the Company shall provide the Parent a true and complete copy thereof, and will keep Parent reasonably informed of the status (including amendments or proposed amendments) of any such Acquisition Proposal, except to the extent that the Board determines in good faith, after consultation with its outside legal counsel, that any such action with respect to a Superior Proposal that by its terms expressly prohibits any disclosure of the terms of such Superior Proposal and described in this sentence is reasonably likely to be inconsistent with the Board's fiduciary duties under applicable law. As used herein, "Acquisition Proposal" shall mean any bona fide proposal made by a third party to acquire (i) beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of a 15% or greater equity interest in the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer or exchange offer or similar transaction involving the Company including, without limitation, any single or multi-step transaction or series of related transactions which is structured in good faith to permit such third party to acquire beneficial ownership of a 15% or greater equity interest in the Company or (ii) all or a substantial part of the business or assets or any equity interest in, or voting securities of, of the Company (other than the transactions contemplated by the Merger Agreement). As used herein, "Superior Proposal" means any Acquisition Proposal which the Board determines in good faith, after consultation with ABN AMRO or another financial advisor of nationally recognized standing, to be more favorable to such party and its shareholders than the transactions contemplated by the Merger Agreement.

     Termination; Fees and Expenses. The Merger Agreement provides that it may be terminated and the Merger and the other transactions contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the shareholders of the Company: (a) by mutual written consent of the Company, Parent and the Purchaser; (b) by either of the Company, on the one hand, or Parent and the Purchaser, on the other hand: (i) if the Effective Time shall not have occurred on or prior to September 30, 1998; provided, however, that the right to terminate the Merger Agreement under
Section 8.1(b)(i) of the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or prior to such date; (ii) if there shall have been issued an order, decree or ruling or taken any other action (which order, decree ruling or other action the parties hereto shall use their respective best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, however, if the party seeking termination is Parent, Parent shall have complied fully with its obligations under Section 6.9 of the Merger Agreement, or (iii) if, at the Special Meeting (including any adjournment or postponement thereof) called pursuant to the Merger Agreement, the requisite vote of the shareholders of the Company for the Merger shall not have been obtained; (c) by the Company: (i) upon two days prior written notice if the Board shall have (A) withdrawn, modified or changed in a manner adverse to Parent its approval or recommendation of the Merger Agreement, the Offer or the Merger or resolved to do any of the foregoing and (B) (x) determined in good faith, after consultation with a ABN AMRO or another financial advisor of nationally recognized standing, that a third party has submitted to the Company an Acquisition Proposal which is a Superior Proposal, and (y) determined in good faith, upon the advice of outside legal counsel, that the failure to take such action as set forth in the preceding clause (A) is reasonably likely to be inconsistent with the Board's fiduciary duties under applicable law; (ii) if Parent or the Purchaser (x) breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained herein or (y) breaches its representations and warranties in any material respect and such breach would have a Parent

Material Adverse Effect (as hereinafter defined), in each case such that the conditions set forth in the Merger Agreement would not be satisfied; provided, however, that if any such breach is curable by Parent or the Purchaser through the exercise of Parent's or the Purchaser's best efforts and for so long as Parent or the Purchaser shall be so using its best efforts to cure such breach, the Company may not terminate the Merger Agreement pursuant to the Merger Agreement; (iii) upon approval of the Board, if due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth in Annex A to the Merger Agreement, Merger Sub shall have failed to commence the Offer on or prior to five days following the date of initial public announcement of the Merger Agreement; provided, however, the Company may not terminate the Merger Agreement if the Company is at such time in breach of its obligations under the Merger Agreement; (d) by Parent and the Purchaser: (i) if the Company (x) breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement or (y) breaches its representations and warranties in any material respect and such breach would have a Company Material Adverse Effect (as hereinafter defined), in each case such that the conditions set forth in the Merger Agreement would not be satisfied; provided, however, that if any such breach is curable by the Company through the exercise of the Company's best efforts and for so long as the Company shall be so using its best efforts to cure such breach, Parent and the Purchaser may not terminate the Merger Agreement pursuant to the Merger Agreement; (ii) if the Board shall have withdrawn, modified or changed in a manner adverse to Parent its approval or recommendation of the Merger Agreement, the Offer or the Merger or shall have recommended an Acquisition Proposal involving the Company or shall have executed an agreement in principal or definitive agreement relating to an Acquisition Proposal involving the Company or similar business combination with a person or entity other than Parent or its affiliates (or the Board resolves to do any of the foregoing); or (iii) if due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in Annex A to the Merger Agreement, the Purchaser shall have failed to commence the Offer on or prior to five days following the initial public announcement of the Merger Agreement; provided, however, Parent and the Purchaser may not terminate the Merger Agreement pursuant to the Merger Agreement if Parent or the Purchaser is at such time in breach of its obligations under the Merger Agreement. As used herein, "Company Material Adverse Effect" and "Parent Material Adverse Effect" mean any material adverse change in or effect on the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole, with respect to "Company Adverse Material Effect", or of Parent and its subsidiaries taken as a whole, with respect to "Parent Material Adverse Effect"; provided, however, that the effects of changes that are generally applicable to (i) the North American RTA furniture industry, (ii) the United States economy, or (iii) the United States securities markets shall in each case be excluded from such determination; and provided, further that any adverse effect on the Company and its subsidiaries, or Parent and its subsidiaries, as the case may be, resulting from the execution of the Merger Agreement and the announcement of the Merger Agreement and the transactions contemplated thereby shall also be excluded from such determination.

     In the event of the termination of the Merger Agreement, written notice thereof shall forthwith be given to the other party or parties specifying the provision thereof pursuant to which such termination is made, and the Merger Agreement shall forthwith become null and void, and there shall be no liability on the part of Parent, the Purchaser or the Company or their respective directors, officers, employees, shareholders, representatives, agents or advisors other than, with respect to Parent, the Purchaser and the Company, the obligations pursuant to the Merger Agreement. Nothing contained in the Merger Agreement shall relieve Parent, the Purchaser or the Company from liability for willful breach of the Merger Agreement.

     If the Merger Agreement is terminated: (A) by either the Parent and the Purchaser or the Company pursuant to clause (b)(iii) above or by Parent and the Purchaser pursuant to clause (d)(i) above and any person (other than Parent or any of its affiliates) shall have made a bona fide Acquisition Proposal to the Company that becomes disclosed to the public prior to the Special Meeting, and within one year after the effective date of such termination the Company is the subject of a Third Party Acquisition Event with such person, (B) by the Company pursuant to clause (c)(i) above or (C) by Parent and the Purchaser pursuant to clause (d)(ii) above, then at the time of termination with respect to (B) or (C) above or the time of execution of a definitive agreement regarding such a Third Party Acquisition Event with respect to (A) above, the Company shall pay to Parent a fee of $1,500,000 in cash (the "Fee") and reimburse the Parent for reasonable out-of-pocket costs incurred by Parent or on behalf of Parent in connection with the Merger Agreement and the transactions contemplated hereby up to an amount not to exceed $1,500,000. The Company has agreed not to enter into any agreement with respect to any Third Party Acquisition Event which does not, as a condition precedent to the execution of such agreement, require such reimbursement of expenses and the Fee to be paid to Parent upon such execution. As used herein, the term "Third Party Acquisition Event" means either of the following: (A) the Company shall agree to, consummate, or announce its intention to enter into any agreement relating to an Acquisition Proposal; or (B) any person (other than the Company, Parent or the Purchaser or any affiliate thereof) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) or the right to acquire beneficial ownership of, or a new group has been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding Common Stock.

     Employee Benefits. The Merger Agreement provides that as of the Effective Time, the Company's Employee Stock Ownership and Savings Plan and Trust Agreement (the "Company ESOP") will be amended to provide that the Company ESOP will be frozen with respect to participation and benefit accrual in the part of the Company ESOP that is an employee stock ownership plan and that no further contributions will be made to or distributions will be made from such portion of the Company ESOP; provided, however, that immediately prior to the Effective Time, the Company shall make a pro rata contribution to the Company ESOP in respect of the plan year, which plan year shall be deemed to have ended at the Effective Time, in accordance with the terms of the Company ESOP and applicable law. The amendment to the Company ESOP shall further provide that following the Effective Time, each participant in the Company ESOP will be entitled to direct the investment of the balance in his or her Company ESOP account into one or more of the investment alternatives provided under the 401(k) portion of the Company ESOP (other than Shares), in accordance with the terms of the Company ESOP and applicable law.

     The Merger Agreement further provides that as of the Effective Time and for a two-year period thereafter, the Company and any of its subsidiaries and successors shall provide their employees with employment benefits substantially similar in the aggregate to the benefits they received prior to the Effective Time. Any employment agreements between the Company, its subsidiaries and their employees will continue to be honored after the Effective Time.

     Indemnification; Directors' and Officers' Insurance. From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, an officer, director, employee and agent (the "Indemnified Party") of the Company and its subsidiaries against all losses, claims, damages, liabilities, costs and expenses (including attorney's fees and expenses), judgments, fines, losses, and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each a "Claim") to the extent that any such Claim is based on, or arises out of, (i) the fact that such person is or was a director, officer, employee or agent of the Company or any of its subsidiaries or is or was serving at the request of the Company or any of its subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the Merger Agreement, or any of the transactions contemplated thereby, in each case to the extent that any such Claim pertains to any matter or fact arising, existing, or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under Michigan law or the Company's Articles of Incorporation, By-laws or indemnification agreements in effect at the date hereof, including provisions relating to advancement of expenses incurred in the defense of any action or suit; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld). Without limiting the foregoing, in the event any Indemnified Party becomes involved in any capacity in any Claim, then from and after the Effective Time, the Surviving Corporation shall periodically advance to such Indemnified Party its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the provision by such Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto. The Indemnified Parties as a group may retain only one law firm with respect to each related matter except to the extent there is or is reasonably likely to be, in the opinion of counsel to the Indemnified Party, under applicable standards of professional conduct, a conflict on any significant issue between positions of any two or more Indemnified Parties.

     The Merger Agreement provides that the Surviving Corporation shall maintain the Company's existing officers' and directors' liability insurance policy ("D&O Insurance") for a period of not less than six years after the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 150% of the last annual premium paid by the Company for such insurance and if the annual premiums exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverages available for a cost not exceeding such amount; provided, further, the Surviving Corporation may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers with respect to acts or omissions occurring prior to the Effective Time or individual coverage and provided, that such substitution shall not result in any gaps or lapses in coverage with respect to acts or omissions occurring prior to the Effective Time; provided, further, if the existing D&O Insurance expires, is terminated or cancelled during such period, the Surviving Corporation will use its best efforts to obtain substantially similar D&O Insurance.

     Parent, the Purchaser and the Company have also agreed that in the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then and in each such case, proper provision shall be made so that the successors and assigns of the Company, shall assume the foregoing indemnity obligations and none of the actions described in clauses (i) or (ii) shall be taken until such provision is made.

     Access to Information. The Company has agreed that, upon reasonable notice, the Company shall (and shall cause each of its subsidiaries to) afford to Parent and its officers, employees, accountants, counsel, financing sources and other representatives, access, during normal business hours during the period prior to the earlier of the Effective Time or the date of termination of the Merger Agreement, to all its properties, books, contracts, commitments and records and, during such period, the Company shall (and shall cause each of its subsidiaries to) furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other documents filed or received by it during such period pursuant to the requirements of federal securities laws and (b) all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that nothing herein shall require the Company or any of its subsidiaries to disclose any information to Parent if such disclosure would be in violation of applicable laws or regulations of any Governmental Entity or the provisions of any confidentiality agreement to which the Company is a party.

     Options; Stock Plans. The Merger Agreement provides that the Company will not issue any additional options or SARs. Each option held by an employee, officer or director of the Company and other eligible holders to acquire Shares that is outstanding immediately prior to the Merger, whether or not then vested or exercisable, shall, simultaneously with the Merger, be cancelled in exchange for a single lump sum cash payment equal to the product of (1) the number of Shares subject to such Company Option and (2) the excess, if any, of the Offer Price over the exercise price per share of such Company Option, subject to any required withholding of taxes. Each SAR held by an employee, officer or director of the Company that is outstanding immediately prior to the Merger, whether or not then vested or exercisable, shall, simultaneously with the Merger, shall be cancelled in exchange for a single lump sum cash payment equal to the product of
(1) the number of SARs held by such employee, officer or director and (2) the excess, if any, of the Offer Price over $4.00, the fair market value on the date the SARs were granted. Prior to the Effective Time, if necessary, the Company has agreed to use all reasonable efforts to (i) obtain consents from appropriate holders of Options and SARs and (ii) make any amendments to the terms of such Company Options, SARs, or the compensation plans or arrangements related thereto that are necessary to give effect to the transactions contemplated above. Notwithstanding any foregoing provision, payment may be withheld in respect of any Company Option or SAR until necessary or appropriate consents are obtained.

TENDER AND OPTION AGREEMENTS

     The following is a summary of the material terms of the Tender and Option Agreements (the "Tender Agreements") by and among Parent, Purchaser and each of Neil L. Diver, Chairman of the Board of Directors of the Company, and Kevin K. Coyne and Edwin Wachtel, each a member of the Board of Directors (the "Director Shareholders"), with respect to 129,000, 71,281 and 55,436 Shares owned of record by Mr. Diver, Mr. Coyne and Mr. Wachtel, respectively. This summary is qualified in its entirety by reference to the form of Tender Agreement, a copy of which has been filed as Exhibit 2 to this Statement and is incorporated herein by reference.

     Tender of Shares. On the terms and subject to the conditions set forth in the Tender Agreements, each of the Director Shareholders will (i) tender the Shares owned by him into the Offer promptly, and in any event no later than the fifth business day following the commencement of the Offer, or, if the Shareholder has not received the offer documents by such time, within two business days following receipt of such documents, and (ii) not withdraw any Shares so tendered (except in the event the Stock Option (as defined herein) is exercised). The Director Shareholders will receive the same price per Share received by other shareholders of the Company in the Offer with respect to Shares tendered by them in the Offer.

     Grant of Stock Option. On the terms and subject to the conditions set forth in the Tender Agreements, each Director Shareholder has granted to Parent an irrevocable option (the "Stock Option") to purchase the Shares owned by such Director Shareholder at a price per Share equal to the Offer Price (subject to additional payments in certain limited circumstances as described below), exercisable at any time, in whole only, if on or after March 27, 1998: (i) any corporation, partnership, individual, trust, unincorporated association, or other entity or "person" (as defined in Section 13(d)(3) of the Exchange Act) other than Parent or any of its "affiliates" (as defined in the Exchange Act) (a "Third Party"), will have (A) commenced or announced an intention to commence a bona fide tender offer or exchange offer for any shares of Common Stock, the consummation of which would result in "beneficial ownership" (as defined in the Exchange Act) by such Third Party (together with all such Third Party's affiliates and "associates" (as defined in the Exchange Act)) of 35% or more of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis), (B) acquired beneficial ownership of shares of Common Stock that, when aggregated with any shares of Common Stock already owned by such Third Party, its affiliates and associates, would result in the aggregate beneficial ownership by such Third Party, its affiliates and associates of 15% or more of the then outstanding voting equity of the Company (either on a primary or a fully diluted basis), provided, however, that "Third Party" for purposes of this clause (B) does not include any corporation, partnership, person, other entity or group that beneficially owns more than 15% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis) as of the date hereof and that does not, after the date hereof, increase such ownership percentage by more than an additional 1% of the outstanding voting equity of the Company (either on a primary or a fully diluted basis), (C) acquired assets constituting 15% or more of the total assets or earning power of the Company taken as a whole or (D) entered into an agreement with the Company that contemplates the acquisition of (1) assets constituting 15% or more of the total assets or earning power of the Company taken as a whole or (2) beneficial ownership of 15% or more of the outstanding voting equity of the Company; or
(ii) the Board of Directors of the Company shall have withdrawn, or modified or changed in a manner adverse to Parent its approval or recommendation of the Merger Agreement under certain circumstances that would allow the Company to terminate the Merger Agreement (after the passage of the applicable notice period but without the necessity of the Company having terminated the Merger Agreement).

     In the event that Parent or Purchaser exercises the Stock Option and subsequent to such exercise either (i) Parent or Purchaser pays consideration in excess of the Offer Price for the Shares pursuant to the Merger (a "Higher Price"), or (ii) (A) a third party commences a bona-fide tender offer or exchange offer for Shares for consideration in excess of the Offer Price (the "Excess Consideration"), (B) the Company terminates the Merger Agreement under certain circumstances where the Board of Directors shall have withdrawn, or modified or changed in a manner adverse to Parent its approval or recommendation of the Merger Agreement, (C) prior to such termination, but after receiving notice of the Company's intention to so terminate, Parent or Purchaser exercises the Stock Option and (D) Parent or Purchaser tenders the Shares it received upon the exercise of the Stock Option in such tender offer or exchange offer and receives Excess Consideration with respect to such Shares, then, in the case of clause (i) above, Parent or Purchaser shall pay to each Director Shareholder in cash, within five days after Parent or Purchaser pays the Higher Price to holders of Shares, an amount equal to the applicable number of Shares multiplied by the difference between the Higher Price and the Offer Price, and, in the case of clause (ii) above, Parent or Purchaser shall pay to each Director Shareholder in cash, within five days after Parent or Purchaser receives the Excess Consideration, an amount equal to the applicable number of Shares multiplied by the difference between the Excess Consideration and the Offer Price.

     Conditions to Closing. Each Director Shareholder's obligation to sell the Shares owned by him upon exercise of the Stock Option and such Shareholder's obligations under the provisions described in the following paragraph are subject (at such Director Shareholder's election) to the further conditions that there will have been no material breach of the representations, warranties, covenants or agreements of Parent or Purchaser contained in the applicable Tender Agreement or contained in the Merger Agreement, which breach has not been cured within ten business days of the receipt of written notice thereof from the Director Shareholder.

     Voting Agreement; Proxy. Pursuant to the Tender Agreements, each of the Director Shareholders agreed that, so long as such Tender Agreements are in effect, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Common Stock, however called, or in connection with any written consent of the holders of Common Stock, such Director Shareholder will appear at the meeting or otherwise cause the Shares owned by such Director Shareholder to be counted as present thereat for purposes of establishing a quorum and vote or consent (or cause to be voted or consented) such Shares (i) in favor of the Merger and (ii) against any action or agreement that would impede, interfere with or prevent the Merger, including any other extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company and a third party or any other proposal of a third party to acquire the Company and (iii) if requested by Parent, in favor of a shareholder resolution proposed by Parent in accordance with applicable provisions of the MBCA the purpose of which is to cause the Offer and the Merger to be consummated and which does not relate to the election of directors. Each of the Director Shareholders irrevocably granted to, and appointed, Parent and any nominee thereof, his proxy and attorney-in-fact (with full power of substitution) during the term of the applicable Tender Agreement, for and in the name, place and stead of such Director Shareholder, to vote the Shares owned by such Director Shareholder, or grant a consent or approval in respect of such Shares, in connection with any meeting of the shareholders of the Company (i) in favor of the Merger and (ii) against any action or agreement that would impede, interfere with or prevent the Merger, including any other extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company and a third party or any other proposal of a third party to acquire the Company. Such proxy and power of attorney is irrevocable and coupled with an interest and is intended to be irrevocable in accordance with the provisions of
Section 422 of the MBCA and Section 212 of the DGCL. Pursuant to the applicable Tender Agreement, each Director Shareholder also represented that all proxies theretofore given by such Director Shareholder in respect of the Director Shareholder's Shares, if any, are not irrevocable, and revoked all such proxies given with respect to such Shares.

     Certain Representations and Warranties. In connection with the Tender Agreements, the Director Shareholders each made certain customary representations and warranties, including with respect to (i) ownership of the Director Shareholder's Shares and the absence of encumbrances on and in respect of such Shares, (ii) the Director Shareholder's authority to enter into and perform his obligations under the applicable Tender Agreement, (iii) the absence of conflicts and requisite governmental consents and approvals, and (iv) the absence of any broker, finder or investment banker relationship with respect to the transactions contemplated by the applicable Tender Agreement. In connection with the Tender Agreements, each of Parent and Purchaser made certain customary representations and warranties to the Director Shareholders, including with respect to (i) authority to enter into and perform its obligations under the applicable Tender Agreement, (ii) absence of conflicts and requisite governmental consents and approvals, and (iii) the absence of any broker, finder or investment banker relationship with respect to the transactions contemplated by the Tender Agreements.

     Certain Covenants. Pursuant to the Tender Agreements, each Director Shareholder covenanted and agreed that, except as contemplated by such Agreement and except pursuant to the Offer, the Director Shareholder will not offer to sell, sell, pledge or otherwise dispose of or transfer any interest in or encumber with any lien any of the Shares owned by such Director Shareholder, and will not (i) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares or any interest therein, (ii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to such Shares, (iii) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or (iv) take any other action with respect to such Shares that would in any way restrict, limit or interfere with the performance of the Director Shareholder's obligations under the applicable Tender Agreement. Pursuant to the Tender Agreements, each Director Shareholder also agreed that he will notify Parent immediately if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with the Director Shareholder or his attorneys, accountants or other agents (each of such actions, an "Interest"), in each case in connection with any Acquisition Proposal indicating, in connection with such notice, the name of the person indicating such Interest and the terms and conditions of any related proposals or offers. The Director Shareholders also agreed to cease immediately and cause to be terminated immediately any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. In addition, each Director Shareholder agreed to keep Parent informed, on a current basis, of the status and terms of any Acquisition Proposal and to use his best efforts to ensure that his attorneys, accountants and other agents do not, directly or indirectly: (i) initiate, solicit or encourage, or take any action to facilitate the making of, any offer or proposal that constitutes or is reasonably likely to lead to any Acquisition Proposal,
(ii) enter into any agreement with respect to any Acquisition Proposal or (iii) in the event of an unsolicited written proposal in respect of an Acquisition Proposal, engage in negotiations or discussions with, or provide any information or data to, any person (other than Parent, any of its affiliates or representatives and except for information that has been previously publicly disseminated by the Company) relating to any Acquisition Proposal. Nothing in the Tender Agreements shall be construed to prohibit any Director Shareholder from taking any action solely in his capacity as a member of the Board of Directors of the Company to the extent specifically permitted by the Merger Agreement or as required by applicable law.

     Termination. Except as otherwise specifically provided therein, all obligations under the Tender Agreements terminate on the earliest of (a) the date the Merger Agreement is terminated in accordance with its terms or the date the Offer is terminated by Parent or Purchaser as a result of any failure of a condition of the Offer; provided, however, that the provisions relating to the Stock Option shall not terminate until 60 days thereafter (or such later time as permitted by such provisions) if the Merger Agreement was terminated pursuant to
Section 8.1(c)(i) thereof, (b) the purchase of all the Shares subject to the Stock Option pursuant to the Offer or pursuant to the Stock Option, or (c) on September 30, 1998.

     Except as described herein or incorporated herein by reference, to the knowledge of the Company as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and Purchaser, its executive officers, directors or affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Recommendation of the Board of Directors. The Board of Directors of the Company has unanimously approved the Merger Agreement, the Offer and the Merger, and has determined that each of the Offer and the Merger is fair to and in the best interests of the Company and its shareholders. The Board unanimously recommends that all shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

     Background; Reasons for the Recommendation. The ready-to-assemble ("RTA") furniture industry, while exhibiting growth above the general economy, is very competitive and in recent years has experienced intensified competition. There has been consolidation of both industry participants and customers, and in addition, there have been technological advances in production allowing for greater production efficiencies and expanded capabilities. The largest industry participants significantly influence the competitiveness of the industry by their manufacturing capacity and efficiency as well as their economies of scale in servicing customers. In view of this industry environment, in September 1996, management of the Company began work on a three year strategic plan (the "Plan") which was then presented to the Board of Directors in November 1996. Following review of the Plan, the Board of Directors decided that a further study of the Company's capital expenditure needs was required and a consultant for such study was retained. The consultant rendered a preliminary report in February 1997 and, at the meeting of the Board of Directors in April 1997, the final report was submitted and reviewed. Also at the meeting, management of the Company reported on recent developments in the industry and the Company's position in the industry.

     From May 1997 through August 1997, management of the Company and the Board of Directors commenced a thorough reexamination of the Company's Plan and its implementation. The reexamination of the Plan indicated that while the Company had made progress in increasing its manufacturing capabilities and raising productivity, the Company's long-term competitive position was nonetheless subject to substantial risks. In particular, substantial capital expenditures would be required to keep the Company competitive in an environment of significantly larger industry participants, with greater financial resources than the Company, pursuing a consolidating customer base. As a result, the Board of Directors and the Company's management determined that the Company should conduct a systematic review of its strategic alternatives, including alternatives to remaining an independent company, in order to increase shareholder value.

     At the Board meeting held in August, the Board of Directors authorized senior management to contact outside financial advisors with respect to the consideration and implementation of possible strategic alternatives for the Company. In October 1997, ABN AMRO Incorporated ("AAI") was retained. During the period from October through November 1997, AAI approached a number of companies on a confidential basis to discuss their interest in entering into a strategic transaction with the Company. Certain of these companies, including Parent, entered into confidentiality and standstill agreements with the Company and received financial and other information regarding the Company in order to conduct a due diligence review.

     In December 1997, the Company's senior management and representatives of AAI reported to the Board the results of their preliminary discussions with potential strategic partners, including preliminary indications of interest in pursuing a transaction from three of these potential strategic partners.

     From January through February 1998, these three potential strategic partners continued to conduct their due diligence review, which included tours of Company facilities and presentations by senior management of the Company. During this period, AAI was notified by one of the parties that it no longer was interested in pursuing a strategic relationship with the Company. On February 12, 1998, the Board of Directors held a special meeting to explore further the Company's strategic and financial alternatives. The Company's senior management and representatives of AAI reported to the Board the status of discussions with the remaining two potential strategic partners.

     During the last two weeks of February 1998 and the first two weeks of March 1998, the two potential strategic partners and their respective representatives and legal advisors reviewed due diligence documents and had numerous discussions with senior management of the Company.

     During the week of March 9, 1998, representatives of AAI indicated to each of the potential strategic partners that, although no determination had been made to sell the Company, the Company was willing to consider proposals related to potential transactions with the Company and requested that proposals be submitted on March 12, 1998. On March 12, 1998, the Company received and initially evaluated proposals from the two parties. After the Company further reviewed the proposals with its legal and financial advisors at a Board meeting on March 13, 1998, the Company's financial and legal advisors contacted the parties to clarify and discuss their proposals and resolve due diligence items which remained open. On March 23, 1998, AAI contacted the two parties to solicit revised proposals on March 24, 1998. After receiving and evaluating revised proposals on March 24, 1998, AAI contacted the interested parties to solicit their best proposals by March 26, 1998.

     On March 26, 1998, a meeting of the Board of Directors was held in Chicago. After a presentation by AAI to the Board of Directors, the terms of the proposed transactions and related merger agreements were presented to and reviewed by the Board. The Board of Directors analyzed and discussed the proposed transactions and agreements. Following the meeting, the Company's financial advisors contacted each of the interested parties to confirm that both parties had submitted their best and final proposals. Parent later submitted a revised proposal and the other interested party advised representatives of AAI that its previous proposal constituted its best and final proposal. Negotiations with Parent continued, culminating in the Company and Parent agreeing upon a form of definitive agreement to be presented for review by the Board of Directors at a meeting scheduled for March 27, 1998.

     On March 27, 1998, at a meeting of the Board of Directors, the terms of the proposed transaction with Parent and the Merger Agreement were presented to and reviewed by the Board. AAI made a presentation to the Board of Directors and delivered its opinion as to the fairness of the $9.625 per Share cash consideration to be received in the Offer and the Merger by the holders of outstanding Shares. The Board of Directors analyzed and discussed the Offer, the Merger Agreement and the Merger and reviewed proposed resolutions related to the transaction. After discussion and further analysis, the Board of Directors unanimously recommended that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer. With respect to the Merger, the Board of Directors unanimously recommended that, if a shareholder vote is required by applicable law, the shareholders of the Company vote in favor of approval and adoption of the Merger Agreement and the Merger. A copy of a press release announcing the transaction is attached hereto as Exhibit 3 and incorporated herein by reference. A copy of a letter to shareholders of the Company, which accompanies this Statement, is attached hereto as Exhibit 4 and incorporated herein by reference.

     In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors including:

          (i) the terms of the Merger Agreement;

          (ii) presentations by the President and Chief Executive Officer of the Company and the Company's financial advisors (at such meeting and at previous Board of Directors' meetings) regarding the financial condition, results of operations, capital expenditure needs and business and prospects of the Company, including the prospects if the Company were to remain independent;

          (iii) the results of the process undertaken to identify and solicit indications of interest from third parties to enter into a strategic transaction with the Company;

          (iv) the trading price of the Shares over the last three years and that the $9.625 per Share Offer price represents a premium of approximately 50% over the closing sales price for the Shares on the Nasdaq National Market on March 26, 1998, the last trading day prior to the date of execution of the Merger Agreement;

          (v) the presentation of AAI at the March 26 and March 27, 1998 Board of Directors' meetings and the opinion of AAI to the effect that, as of the date of the opinion, the $9.625 per Share cash consideration to be received by the holders of the Shares in the Offer and the Merger is fair to such holders, from a financial point of view. A copy of the opinion of AAI, which accompanies this Statement, is attached hereto as Exhibit 5 and incorporated herein by reference. SHAREHOLDERS ARE URGED TO READ THE OPINION OF AAI CAREFULLY IN ITS ENTIRETY;

          (vi) that the Merger Agreement permits the Company to furnish nonpublic information and access in response to unsolicited proposals by third parties pursuant to confidentiality agreements, and to participate in discussions and negotiations with any third party making a proposal to submit an Acquisition Proposal to the Company, if the Board of Directors determines in good faith, after consultation with AAI or another financial adviser of nationally recognized standing, that such third party is reasonably likely to submit an Acquisition Proposal which is a Superior Proposal and determines in good faith, based upon advice of outside legal counsel, that the failure to take any of such actions is reasonably likely to be inconsistent with the Board's fiduciary duties under applicable law;

          (vii) the termination provisions of the Merger Agreement, which were a condition to Parent's proposal, providing that Parent could be entitled to
     (x) a fee of $1.5 million and (y) reimbursement of expenses up to $1.5 million upon the termination of the Merger Agreement under certain circumstances, including the modification or withdrawal of the Board of Directors' recommendation to the shareholders with respect to the Offer and the Merger; and

          (viii) the Board's belief, based in part on the factors referred to above, including the significant changes that have occurred in the RTA furniture industry, that the combined company would have the economies of scale to make the capital expenditures and achieve the operating efficiencies required to respond effectively to the needs of customers and markets and the increased competitiveness of the RTA furniture industry.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weight to different factors. The Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to an engagement letter agreement (the "Engagement Letter") dated October 1, 1997, between the Company and AAI, formerly known as ABN AMRO Chicago Corporation, AAI agreed to provide the Company with financial advisory services in connection with a review of financial and strategic alternatives to maximize value for shareholders of the Company and, if requested, to render an opinion regarding the terms of any proposed Transaction (as defined in the Engagement Letter) from a financial point of view.

     Pursuant to the Engagement Letter, the Company will pay AAI for its services in connection with the Merger (i) a non-refundable retainer of $50,000 per quarter, commencing upon execution of the Engagement Letter; (ii) a fee of $200,000 upon delivery of the opinion rendered by AAI in connection with the Merger and (iii) a fee in an amount equal to 1.5% of the Transaction Value (as defined in the Engagement Letter) (which fee is expected to equal approximately $700,000), less any amounts paid by the Company pursuant to clauses (i) and (ii) above. In addition, the Company agreed to reimburse AAI for reasonable out-of-pocket expenses (including the reasonable fees and expenses of its legal counsel) incurred by AAI in connection with the Engagement Letter and to indemnify AAI and its affiliates against certain liabilities and expenses, including liabilities under the federal securities laws.

     AAI has provided certain investment banking services to the Company from time to time for which AAI has received customary compensation. In the ordinary course of its business, AAI and its affiliates may actively trade the equity securities of both the Company and Parent for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any persons to make solicitations or recommendations to shareholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except for (i) awards of Shares pursuant to the Company's employee benefit plans described under the headings "Compensation of Directors" and "Executive Compensation" of Schedule I hereto and (ii) an aggregate 10,387 of Shares that were purchased at an average price of $6.82 per Share by the trustees under the Ameriwood Industries Employee Stock Ownership and Savings Plan and Trust Agreement, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender, pursuant to the Offer, all Shares which are held of record or are beneficially owned by such persons or to otherwise sell any such Shares (other than Shares issuable upon the exercise of stock options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization involving the Company or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) a material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts, in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) Rights Agreement. On April 4, 1996, the Company's Board of Directors approved a Shareholder Protection Rights Plan (the "Rights Plan"). The Rights Plan provides that one right (a "Right") to purchase a share of the Company's common stock, par value $1.00 (the "Common Shares"), will attach to each outstanding Common Share. The purchase price payable upon exercise of a Right is $80.00, subject to adjustment (the "Purchase Price"). The distribution was payable to the shareholders of record at the close of business on May 21, 1996 (the "Record Date") and with respect to all Common Shares that are issued after the Record Date and prior to the earliest of the Distribution Date (as defined below), the redemption of the Rights, the exchange of the Rights and the expiration of the Rights (and in certain cases, following the Distribution
Date).

     The description of the Rights Plan and terms of the Rights are set forth in a Rights Agreement, dated as of April 4, 1996 (the "Rights Agreement"), by and between the Company and Harris Trust and Savings Bank, as Rights Agent (the "Rights Agent"). This summary of the Rights is qualified in its entirety by reference to the Rights Agreement, filed as an exhibit to the Company's Form 8-A, dated as of April 4, 1996, and the Company's Current Report on Form 8-K, dated as of April 4, 1996, each as filed with the Commission. Capitalized terms used but not defined in this summary of the Rights have the meanings given to such terms in the Rights Agreement.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (the date on which 20% or more of the outstanding Common Shares are acquired being known as the "Shares Acquisition Date"), or (ii) 10 days following the commencement or announcement of an intention to commence a tender or exchange offer, the consummation of which would result in beneficial ownership by a person of 20% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced with respect to any of the Common Share certificates by such Common Share certificates. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on May 20, 2006, unless earlier redeemed by the Company as described below.

     Pursuant to the Rights Agreement, in the event that, at any time following the Shares Acquisition Date, the Company were acquired in a merger or other business combination transaction or in the event 50% or more of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. Alternatively, in the event that a Person becomes an Acquiring Person (except pursuant to an offer for all outstanding Common Shares meeting certain requirements), or any time following the Distribution Date, the Company were the surviving corporation in a merger and its Common Shares were not changed or exchanged, or in the event that an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, proper provision shall be made so that each holder of a Right, other than the Acquiring Person (whose Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

     In connection with the Merger Agreement, the Company has entered into an Amendment No. 1 to the Rights Agreement ("Amendment No. 1"). Amendment No. 1 amends Sections 1(a), 1(h), 3(a) and 15 of the Rights Agreement to provide, among other things, that the consummation of the Offer or the execution of the Merger Agreement, and any amendments thereto, and the Tender Agreements or the consummation of the transactions contemplated thereby (including, without limitation, the Offer and the Merger) will not (i) cause Parent, Purchaser or any of their respective Affiliates or Associates to become an Acquiring Person,
(ii) give rise to a Distribution Date or (iii) trigger certain other events specified in the Rights Agreement. The preceding summary of Amendment No. 1 is qualified in its entirety by reference to the full text of Amendment No. 1, which is attached hereto as Exhibit 6 and incorporated herein by reference.

     (b) By-laws Amendment. Effective as of March 27, 1998, the Company amended its By-laws, pursuant to Section 784 of the MBCA, to provide that Chapter 7B of the MBCA shall not apply to "control share acquisitions" (as defined in the MBCA) of shares of the Company. The full text of such amendment to the Company's By-laws is attached hereto filed as Exhibit 7 and incorporated herein by reference.

     (c) Company ESOP. The Merger Agreement provides that, as of the Effective Time, the Ameriwood Industries Employee Stock Ownership and Savings Plan and Trust Agreement (the "Company ESOP") will be amended to provide that the Company ESOP will be frozen with respect to participation and benefit accrual in the part of the Company ESOP that is an employee stock ownership plan and that no further contributions will be made to or distributions will be made from such portion of the Company ESOP; provided, however, that immediately prior to the Effective Time, the Company shall make a pro rata contribution to the Company ESOP in respect of the plan year, which plan year shall be deemed to have ended at the Effective Time, in accordance with the terms of the Company ESOP and applicable law. The amendment to the Company ESOP will further provide that following the Effective Time, each participant in the Company ESOP will be entitled to direct the investment of the balance in his or her Company ESOP account into one or more of the investment alternatives provided under the 401(k) portion of the Company ESOP (other than Shares), in accordance with the terms of the Company ESOP and applicable law.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits are filed herewith:

EXHIBIT NO.                            DESCRIPTION
-----------                            -----------
 Exhibit 1     Agreement and Plan of Merger, dated as of March 27, 1998, by and among Dorel Industries Inc., Horizon Acquisition, Inc.
               and Ameriwood Industries International Corporation.

 Exhibit 2     Form of Tender and Option Agreement by and among Dorel
               Industries Inc., Horizon Acquisition, Inc. and each Director
               Shareholder.

 Exhibit 3     Joint Press Release issued by the Company and Parent on
               March 30, 1998.

*Exhibit 4     Letter to shareholders of the Company dated April 3, 1998.

*Exhibit 5     Opinion of ABN AMRO Incorporated, dated March 27, 1998.

 Exhibit 6     Amendment No. 1 to Rights Agreement, dated as of March 27,
               1998, by and between Ameriwood Industries International
               Corporation and Harris Trust and Savings Bank.

 Exhibit 7     Text of Amendment to By-laws of Ameriwood Industries
               International Corporation, effective as of March 27, 1998.

-------------------------
* Included with the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          AMERIWOOD INDUSTRIES
                                          INTERNATIONAL CORPORATION

                                          By:     /s/ CHARLES R. FOLEY
                                            ------------------------------------
                                          Name: Charles R. Foley
                                          Title: President and Chief Executive
                                          Officer

Dated: April 3, 1998

                                                                      SCHEDULE I

                 AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION
                     168 LOUIS CAMPAU PROMENADE, SUITE 400
                          GRAND RAPIDS, MICHIGAN 49503

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                           -------------------------

     This Information Statement is being mailed on or about April 3, 1998 as a part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on or about April 3, 1998. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company. The Merger Agreement requires the Company to cause the Purchaser's designees to be elected to the Board of Directors under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "Board of Directors and Executive Officers -- Right to Designate Directors; The Purchaser Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on April 3, 1998. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, April 30, 1998, unless the Offer is extended.

     The information contained in this Information Statement, or incorporated herein by reference, concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of March 27, 1998, there were 4,315,196 Shares outstanding. The Board of Directors currently consists of five members divided into three classes. The current directors are Charles R. Foley, Neil L. Diver, Richard Pigott, Kevin K. Coyne and Edwin Wachtel. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Company Board as shall give Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding (the "Purchaser Designees"), and the Company shall, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Company Board or securing the resignations of incumbent directors or both. At such times, the Company shall use its best efforts to cause persons designated by Purchaser to constitute the same percentage as is on the Company's Board of (i) each committee of the Company Board, (ii) each board of directors of each Company Subsidiary and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the earlier of (i) the time Purchaser acquires a majority of the then outstanding Shares on a fully diluted basis and (ii) the Effective Time, the Company shall use its best efforts to ensure that all the members of the Company Board and each committee of the Company Board and such boards and committees of the Subsidiaries as of March 27, 1998 who are not employees of the Company shall remain members of the Company Board and of such boards and committees; provided however, the Company shall maintain at least one non-employee director until the Effective Time.

     Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's shareholders together with this Schedule 14D-9. Purchaser has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than May 1, 1998, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board of Directors.

DIRECTORS AND EXECUTIVE OFFICERS

     Background information concerning each director and executive officer of Ameriwood is presented below, based on the most recent information provided by such person. Unless otherwise indicated, the principal occupation reported for each person has been the same for at least the past five years.

     Charles R. Foley (age 51) was named President and Chief Executive Officer of Ameriwood in January 1997, after serving as Interim President and Chief Executive Officer since January 1996. Prior to that, Mr. Foley was Vice President of Finance and Chief Financial Officer from August 1995 until January 1996, and was Corporate Vice President of Planning and Control from June 1993 until August 1995. Before joining Ameriwood, he was a consultant with Arthur Andersen & Co. L.L.P., a public accounting firm, from June 1990 to June 1993.

     Richard Pigott (age 57) has been an Ameriwood director since February 1995. He is a consultant, private investor and attorney.

     Kevin K. Coyne (age 49) has been an Ameriwood director since September 1990. Mr. Coyne is a private investor. He was President of CMB Industries Corp., a manufacturer of water valves, from February 1992 until December 1995.

     Neil L. Diver (age 60) has been an Ameriwood director and its Chairman of the Board since September 1990. He is an administrator of private investments and a director of several privately held companies.

     Edwin Wachtel (age 66) has been an Ameriwood director since May 1990. Mr. Wachtel, who is retired, was Chairman and Chief Executive Officer of Europe Craft Imports, Inc., an apparel marketer from February 1992 until September 1995.

NON-DIRECTOR EXECUTIVE OFFICERS

     Leon J. Dodd (age 59) was named Vice President of Manufacturing in April 1996. Prior to that, he was Furniture Division Vice President of Operations from June 1985 until April 1996, and has been with the Company since 1973.

     T. Scott Kearney (age 37) was named Vice President of Sales and Marketing, Furniture Division in July 1996. He joined Ameriwood in November 1993 as Director of Marketing, Furniture. Prior to that, he was Sales Manager for Schmidt Industrial Services, Inc., a woodworking machinery sales and consulting company from January to November 1993.

     Ronald J. Myers (age 46) became Vice President of Sales and Marketing, Custom Solutions in December 1984 and has been with Ameriwood since 1972.

     William J. Maddox (age 50) was named Senior Vice President of Operations in April 1997. Before joining the Company, he was a consulting partner with Crowe Chizak L.L.P., a public accounting firm, since October 1995, and was Director of Business Integration at Haworth from July 1992 until October 1995.

     Marlan R. Smith (age 54) was named Vice President, Chief Financial Officer and Secretary in July 1997. Prior to that, he served as Treasurer (Principal Financial and Accounting Officer) of Great Dane Holdings, Inc., since January 1994. From March 1988 until December 1996 he was Vice President and Treasurer of Checker Motors Corporation.

                                PRINCIPAL OWNERS

     At the close of business on March 27, 1998, 4,315,196 shares of the Company's Common Stock were issued and outstanding.

     The following table shows, as of March 31, 1998, the beneficial ownership of shares of Ameriwood's common stock by the only shareholders, to the best of the Company's knowledge, to be beneficial owners of more than 5% of its Common Stock.

                      NAME AND ADDRESS                           NUMBER OF SHARES     % OF CLASS ISSUED
                    OF BENEFICIAL OWNER                         BENEFICIALLY OWNED     AND OUTSTANDING
                    -------------------                         ------------------    -----------------
Ameriwood Industries Employee Stock
  Ownership and Savings Plan(1).............................          831,461              19.27
  c/o Huntington Bank, Trustee
  101 E. Main St., Zeeland, MI 49464
Franklin Resources, Inc.(2).................................          400,000               9.27
The Group of Jacob C. Mol, NorDruk Investment Company
  Limited Partnership, Peter Douglas Wierenga, Gary Kaiser,
  David S. Lundeen, Paul C. Drueke, Phillip D. Miller and
  John F. Northway, Jr.(3)..................................          348,213               8.07
Dimensional Fund Advisors, Inc.(4)..........................          238,464               5.53
  1299 Ocean Ave., Santa Monica, CA 9040
Neil L. Diver(5)............................................          225,000               5.21
  1988 Jackson St., San Francisco, CA 94109
Turkey Vulture Fund XIII, Ltd.(6)...........................          221,500               5.13

-------------------------
(1) Based on information set forth in a Schedule 13G dated February 13, 1998. This plan (the "Company ESOP") is a combined ESOP and 401(k) plan. An administrative committee of officers and employees has shared investment power over Ameriwood stock held in trust under the ESOP portion of the plan. Each participant for whom Ameriwood stock is held in the 401(k) portion has sole investment power with respect to the shares allocated to his/her account. Under both portions of the plan, voting power is passed through to individual participants with respect to the number of shares allocated to their accounts. The current members of the administrative committee are Richard Compton, Leon Dodd, Jerald Donaldson, John Grega, Scott LaBarge, John Malbone, Marlan Smith, and John Steeb and each disclaims beneficial ownership of the shares shown above, except for shares allocated to his/her plan account.

(2) Based on information set forth in a Schedule 13G dated January 16, 1998. Franklin Resources, Inc. ("FRI") disclaims beneficial ownership of all such shares. The shares reported are held by one or more investment companies which are advised by FRI.

(3) Based on information set forth in a Schedule 13D dated September 29, 1997. Each member of the Group disclaims voting and dispositive power over shares beneficially owned by each other member of the

    Group, except that Mr. Drueke and Mr. Northway acknowledge shared voting and dispositive power over shares held by NorDruk. Mr. Drueke has sole voting and investment power over 4,600 shares of the Common Stock and shares voting and investment power with Mr. Northway over NorDruk's 40,000 shares. Mr. Kaiser has sole voting and dispositive power over 28,000 shares of the Common Stock and shares voting and dispositive power over 1,000 shares with Evelyn M. Kaiser. Mr. Lundeen has sole voting and dispositive power over, and is deemed to beneficially own, 25,300 shares of Common Stock Mr. Miller has sole voting and dispositive power over 59,000 shares of Common Stock. Mr. Mol has sole voting and dispositive power over 157,113 shares of Common Stock. All decisions regarding voting and disposition of NorDruk's 40,000 shares are made jointly by the general partners of NorDruk, Mr. Drueke and Mr. Northway. Mr. Northway has sole voting and investment power over 900 shares of Common Stock and shares voting and investment power with Mr. Drueke over NorDruk's 40,000 shares. Mr. Wierenga has sole voting and dispositive power over 31,100 shares of Common Stock and shares voting and dispositive power over 1,200 shares of Common Stock with Irene Wierenga.

(4) Based on information set forth in a Schedule 13G dated February 6, 1998, Dimensional Fund Advisors, Inc. ("Dimensional") has sole voting and investment power with respect to all such shares. The shares are held in portfolios of which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares.

(5) Mr. Diver is Chairman of the Company's Board of Directors. The shares listed include share subject to stock options exercisable within 60 days following March 31, 1998 to purchase 40,000 shares.

(6) Based on information set forth in a Schedule 13D dated October 13, 1997. Turkey Vulture Fund XIII, Ltd. has sole voting and investment power with respect to all such shares.

            BOARD OF DIRECTORS AND STANDING COMMITTEES OF THE BOARD

     The Company's Board of Directors currently consists of five persons and is divided into three classes. One class of directors is elected each year for a term of three years and until their successors have been elected.

     The Company's Board of Directors has three standing committees: the Audit Committee, the Human Resources Committee, and the Finance and Strategy Committee. The full Board is responsible for the nomination of individuals for election or reelection to the Board of Directors; there is not a nominating committee as such.

     The Audit Committee reviews audit plans and activities, reviews the Company's financial controls, and recommends the annual selection of auditors to the Board of Directors. It reviews with representatives of the Company's independent public accounting firm the audit fees, the scope of the accountants' examination of accounting records, results of those audits, and any problems the auditors may have identified regarding internal accounting controls, together with their recommendations. Mr. Coyne (chairman), Mr. Diver and Mr. Pigott currently serve on this committee. The Audit Committee met one time during 1997.

     The Human Resources Committee met one time during 1997. Mr. Pigott (chairman), Mr. Diver and Mr. Wachtel are currently serving on this committee.

     The Finance and Strategy Committee considers and makes recommendations to the Board of Directors concerning issues such as long-term strategic growth (including mergers and acquisitions, capital requirements, and enhancement of shareholder value), international expansion, and new products. Members of this committee are Mr. Wachtel (chairman), Mr. Coyne, and Mr. Diver. This committee met two times in 1997.

     The Board of Directors of the Company met fourteen times during 1997. Each director attended 100% of the aggregate number of meetings of the Board of Directors and committees of the Board on which they served during the year.

     The Company pays its Chairman of the Board an annual retainer of $14,000, and each of its other non-employee directors an annual retainer of $10,000. Each committee chairman receives an annual retainer of $5,000. In addition, the Company pays each director a fee of $500 for each Board or Committee meeting in which the director participates.

     Under the 1995 Non-Employee Director Stock Option Plan, each newly elected non-employee director is granted an option to purchase 5,000 shares at the time of election. In addition, annual options to acquire 5,000 shares are granted to all non-employee directors on each anniversary date of the plan. All options are Non-Qualified Stock Options at exercise prices equal to the "fair market value" (as defined by the Plan) at the date of grant and may not be exercised for a period of three years after the date of grant.

     Ameriwood compensates non-employee directors for consulting services provided to the Company, as well as for reimbursement of documented expenses incurred in rendering such services. With respect to this arrangement, during 1997 Mr. Diver and Mr. Pigott received aggregate consulting fees of $62,875 and $6,940, respectively, and reimbursement of expenses of $7,330 and $820, respectively, incurred in connection with litigation support, investor relations and strategic planning issues.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table provides information as of March 31, 1998 concerning beneficial ownership of the Company's Common Stock by each director and executive officer of the Company, and by all directors and executive officers as a group. The information is to the best of the Company's knowledge and is based on information provided to the Company by or on behalf of such persons.

                                             AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
                                      --------------------------------------------------------
                                         SOLE           SHARED                                        PERCENT OF
                                      VOTING AND      VOTING OR                                         CLASS
                                      INVESTMENT      INVESTMENT        STOCK                         ISSUED AND
               NAME                     POWER          POWER(1)       OPTIONS(2)       TOTAL        OUTSTANDING(3)
               ----                   ----------      ----------      ----------       -----        --------------
Kevin K. Coyne....................      71,281          31,038          20,000         122,319            2.8%
Neil L. Diver.....................     129,000          56,000          40,000         225,000            5.2%
Richard Pigott....................      10,000           3,200          20,000          33,200            0.8%
Edwin Wachtel.....................      55,436          20,000          20,000          95,436            2.2%
Leon J. Dodd......................       1,852           6,606           5,000          13,458            0.3%
Charles R. Foley..................       3,600           5,056           7,000          15,656            0.4%
T. Scott Kearney..................           0           1,314           5,000           6,314            0.1%
William J. Maddox.................       1,000               0               0           1,000            0.0%
Marlan R. Smith...................       2,500               0               0           2,500            0.1%
All Directors and Executive
  Officers as a group.............     274,669         123,214         137,000         534,883           12.4%

-------------------------
(1) Of the shares listed for Mr. Coyne under "Shared Voting or Investment Power," 16,702 are owned of record by his minor children and 14,336 are held in trust for his brother's children to which Mr. Coyne is the trustee, but as to which he has no monetary interest. Mr. Coyne disclaims beneficial ownership of all of these shares. This total also includes, for Mr. Foley, Mr. Dodd and Mr. Kearney, 4,496, 6,606 and 1,314 shares, respectively, held by the Ameriwood Industries Employee Stock Ownership and Savings Plan and allocated to the accounts of such officers as of December 31, 1997. The remaining shares listed represent shares held in self-directed individual retirement accounts.

(2) Represents vested options for which the Offer Price exceeds the exercise price.

(3) For purposes of computing the percentage of beneficial ownership, all options shown under "Stock Options" are treated as issued and outstanding.

                             EXECUTIVE COMPENSATION

     The following table provides, for the last three fiscal years, information concerning the compensation of the Chief Executive Officer and each of the other individuals who were serving as executive officers at the end of fiscal 1997 whose total salary and incentive bonus for that year exceeded $100,000 (the "named executives").

                           SUMMARY COMPENSATION TABLE

                                                                               LONG TERM
                                                                              COMPENSATION
                                          ANNUAL                              ------------
                                     COMPENSATION(1)             OTHER          OPTIONS
                                    ------------------          ANNUAL           /SARS          ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR    SALARY     BONUS       COMPENSATION(2)    (# SHARES)    COMPENSATION(3)
---------------------------  ----    ------     -----       ---------------    ----------    ---------------
Leon J. Dodd...............  1997   $110,000         0                 *          4,500         $  7,833
  Vice President of          1996     99,100   $27,750(5)              *          5,500         $  8,246
  Manufacturing(4)
Charles R. Foley...........  1997   $220,000         0                 *         20,000           16,151
  President, Chief           1996    150,000    74,500(6)              *         20,000           14,953
  Executive Officer          1995    122,800         0          $16,414           7,000           11,785
T. Scott Kearney...........  1997    114,400         0                 *          4,500            6,714
  Vice President Sales,
  Furniture
William J. Maddox..........  1997    150,000         0                 *          7,500            4,378
  Senior Vice President
  Operations(4)
Marlan R. Smith............  1997    145,000     7,500                 *          7,500            3,155
  Vice President,
  Chief Financial
     Officer(4)

-------------------------
(1) Includes amounts deferred under the 401(k) portion of the Company ESOP.

(2) An "*" indicates that the dollar value of perquisites provided to the named executive did not exceed 10% of the executive's aggregate salary and bonus. Where the amount did exceed 10%, the cost to lease an automobile for the named executive represented more than 25% of total perquisites and other personal benefits.

(3) Includes Company 401(k) matching contributions for the Company ESOP, contributions under the ESOP portion of the plan, and annual premiums under the Supplemental Executive Retirement Program ("SERP") described later in this Information Statement.

    YEAR                   DESCRIPTION                     DODD     FOLEY     KEARNEY   MADDOX    SMITH
    ----                   -----------                     ----     -----     -------   ------    -----
    1997    401(k) match..............................    $4,413    $5,610    $4,154    $3,254    $1,562
            ESOP contribution.........................     3,420     4,800     2,560      n/a        n/a
            SERP premium..............................       n/a     5,741       n/a    1,124      1,593
    1996    401(k) match..............................    $4,440    $6,650       n/a      n/a        n/a
            ESOP contribution.........................     3,806     4,500       n/a      n/a        n/a
            SERP premium..............................       n/a     3,803       n/a      n/a        n/a
    1995    401(k) match..............................       n/a     4,298       n/a      n/a        n/a
            ESOP contribution.........................       n/a     3,684       n/a      n/a        n/a
            SERP premium..............................       n/a     3,803       n/a      n/a        n/a

(4) Mr. Dodd was promoted to Corporate Vice President of Manufacturing in April 1996 after serving as Furniture Division Vice President of Operations since June 1985. Mr. Maddox joined Ameriwood in April 1997, and Mr. Smith joined Ameriwood in July 1997.

(5) Bonus amounts paid to Mr. Dodd were in recognition of meeting certain operating objectives and for his assumption of additional responsibilities for managing both of the Company's manufacturing facilities.

(6) Represents bonus paid to Mr. Foley for successfully meeting certain established performance objectives after assuming the role of Interim President and CEO in January 1996.

RETENTION AGREEMENTS

     Ameriwood has entered into Management Retention Agreements with certain key management employees to reinforce and encourage their continued attention and dedication when faced with potentially disturbing circumstances which could arise from the possibility of a change in control of the Company. Each agreement remains in force for the term of the pertinent person's employment; however no benefits are payable under any agreement unless a "change in control" should occur (as therein defined).

     Under each agreement, if a change in control occurs, and within 24 months thereafter, the covered employee terminates his employment for "good reason," or employment is terminated for reasons other than death, "disability," voluntary "retirement" or "cause" (as defined therein), he would become entitled to (1) continuation of fringe benefits for one year (two years for three key executives) and (2) lump-sum cash severance payments in the following amounts: the total of base compensation, target incentive compensation, and 9.5% of salary and target incentive compensation (two times these amounts for three key executives). The agreements provide that the covered employees are entitled to reasonable legal fees and expenses incurred as a result of termination, not to exceed $50,000. Upon a change in control (i) restrictions on options and stock appreciation rights lapse and become vested and (ii) the Company is required to pay a portion of the annual target incentive compensation pro-rated to the date of the change in control (the balance of the annual target incentive compensation is to be paid at the end of the year in which the change in control occurred).

     The Management Retention Agreements entered with three key executives allow them to voluntarily terminate their employment during a 30 day window period beginning on the first anniversary date of the change in control. If the covered employee terminates in this "window period" he would become entitled to (1) continuation of fringe benefits for one year and (2) lump-sum cash severance payments in the following amounts: the total of base compensation, target incentive compensation, and 9.5% of salary and target incentive compensation.

     These payments and benefits are subject to the signing and delivery of a release by the covered employee. If the Company terminates the covered employees other than for cause or he terminates employment for good reason prior to a change in control, should a change in control occur within nine months thereafter, he would be entitled to the benefits and payments described above as if termination had occurred on the first business day following the change in control.

CONTINGENT SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

     The Company adopted a Contingent Supplemental Executive Retirement Plan (the "SERP") for three key executives as of July 15, 1997. Rights under the SERP arise upon a "change in control," as defined in the Plan.

     The SERP provides for the payment of a retirement benefit to each participant whose employment terminates after he has reached age 62. The normal retirement benefit is equal to 2.5% of the participant's "average monthly compensation," as defined in the SERP, multiplied by his years of service, but not more than 50% of his average monthly compensation, reduced by (i) one-half of the participant's monthly primary social security benefit and (ii) an actuarial equivalent monthly benefit available from the Company ESOP account and matching account balances.

     Early retirement benefits are payable under the SERP for any participant whose employment terminates after he has reached age 55 and completed six years of service, as defined in the SERP. If payment of benefits begins before the participant is age 62, the benefits are reduced according to a schedule set forth in the SERP.

     A deferred vested benefit is payable under the SERP to any participant whose employment is terminated after he has three years of service. The benefits are the participant's normal retirement benefit reduced by 20% for each service year less than five credited to the participant under the SERP. No deferred vested benefit is payable until the participant has three years of service. The deferred benefit is payable on the participant's normal retirement date, or if he qualifies for early retirement benefits, on the date he so qualified (but reduced according to the schedule for early retirement).

     Upon a change in control of the Company, the SERP requires the Company to deposit in a trust an amount equal to the actuarial equivalent present value of the benefits accrued under the SERP at the time of the change in control. If a participant terminates his employment for "good reason," or he is terminated for reasons other than death, "disability," voluntary "retirement" or "cause" within two years following a change in control or by the participant within the thirty day period beginning on the first anniversary date of the change in control, such participant is credited with an additional two years of service, and the Company is required to deposit into the trust an additional amount of the benefit accrued since the change in control (reduced to the actuarial equivalent present value).

     The SERP provides that the Company will not merge or consolidate with any other organization, or permit its business activities to be taken over by any other organization, unless that organization agrees to assume the obligations under this program.

STOCK OPTIONS

     The following tables provide information concerning options to purchase Common Stock and stock appreciation rights ("SARs") granted to the named executives during 1997 and unexercised options held by the named executives at year-end.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                           POTENTIAL
                                                % OF                                   REALIZABLE VALUE
                                              OPTIONS/                                 AT ASSUMED ANNUAL
                                                SARS                                    RATES OF STOCK
                                   # OF       GRANTED                                  APPRECIATION FOR
                                 OPTIONS/   TO EMPLOYEES   EXERCISE                       OPTION TERM
                                   SARS      IN FISCAL       PRICE     EXPIRATION   -----------------------
             NAME                GRANTED        YEAR       ($/SHARE)      DATE         5%            10%
             ----                --------   ------------   ---------   ----------      --            ---
Leon J. Dodd...................    4,500        5.2%         $9.50      2/13/07     $ 26,885       $ 68,132
Charles R. Foley...............   20,000       23.3%         $9.50      2/13/07     $119,490       $302,811
T. Scott Kearney...............    4,500        5.2%         $9.50      2/13/07     $ 26,885       $ 68,132
William J. Maddox..............    7,500        8.7%         $7.63      4/25/07     $ 35,988       $ 91,202
Marlan R. Smith................    7,500        8.7%         $7.06      7/22/07     $ 33,300       $ 84,389

                       FISCAL YEAR-END OPTION/SAR VALUES

                                              NUMBER OF UNEXERCISED     VALUE OF UNEXERCISED IN-THE-MONEY
                                            OPTIONS/SARS AT YEAR-END       OPTIONS/SARS AT YEAR-END(1)
                                            -------------------------   ---------------------------------
                   NAME                     EXERCISABLE/UNEXERCISABLE       EXERCISABLE/UNEXERCISABLE
                   ----                     -------------------------       -------------------------
Leon J. Dodd..............................        7,250/4,500                      $ 4,375/$0
Charles R. Foley..........................       34,000/20,000                     $17,600/$0
T. Scott Kearney..........................        5,200/4,500                      $ 4,376/$0
William J. Maddox.........................            0/7,500                           $0/$0
Marlan R. Smith...........................            0/7,500                           $0/$0

-------------------------
(1) In-the-Money options are those for which, at year-end, the fair market value of the underlying security exceeded the market price.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     As previously noted, Neil Diver, who served on the Human Resources Committee throughout 1997, is the chairman of the Board of Ameriwood. However, neither Mr. Diver, nor any other director serving on the Human Resources Committee during 1997, is, or has ever been, an employee or officer of Ameriwood or any of its subsidiaries.

     Ameriwood compensates non-employee directors for consulting services provided to the Company, as well as for reimbursement of documented expenses incurred in rendering such services. With respect to this arrangement, in 1997 Mr. Diver and Mr. Pigott received aggregate consulting fees of $62,875 and $6,940, respectively, and reimbursement of expenses of $7,330 and $820, respectively, incurred in connection with litigation support, investor relations and strategic planning issues.

SECTION 16(a) BENEFICIAL OWNERSHIP COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers ("Reporting Persons") to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of the Company's equity securities. To the Company's knowledge, based solely on its review of the copies of such reports furnished to the Company with respect to the most recent fiscal year, and written representations that no other reports were required, all Section 16(a) filing requirements applicable to Reporting Persons were complied with except for the following. Marlan R. Smith, Vice President and Chief Financial Officer, was late in filing a Form 4 to report acquisition of the Company's securities in August 1997. This form was filed in October 1997. William J. Maddox, Senior Vice President of Operations, was late in filing a Form 4 to report acquisition of the Company's securities in August 1997. This form was filed in September 1997.